EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 119 to Registration Statement No. 002-27962 on Form N-1A of our report dated January 17, 2012 relating to the financial statements and financial highlights of Eaton Vance Risk-Managed Equity Option Fund (formerly Eaton Vance Risk-Managed Equity Option Income Fund), one of the funds constituting Eaton Vance Special Investment Trust (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended November 30, 2011, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 28, 2012